

January 12, 2015

<u>Via U.S. Mail</u>
Yu Ben Ansheng
Chief Executive Officer and President
Stark Beneficial, Inc.
Suite B, 16/F., Ritz Plaza
Tsim Sha Tsui, Kowloon
Hong Kong

> **Re: Stark Beneficial, Inc.**
> **Current Report on Form 8-K**
> **Filed December 19, 2014**
> **File No. 000-54731**

Dear Mr. Yu Ben Ansheng:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to this comments, we may have additional comments.

1.   We note your disclosure under Item 5.06 that management has determined that the company is no longer a shell corporation as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act. Under that definition, a shell company has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific aspects of your disclosure or business, please tell us how, factually, you fall outside the definition of a shell company. You refer repeatedly to your "operations," yet it is not clear precisely what those operations consist of. Similarly, it appears that you have no revenues, and that virtually all your assets are cash. In the alternative, amend your Form 8-K to indicate that you continue to be a shell company. This would include revising your disclosure on page 2 to remove the Item 5.06, Change in Shell Company Status disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director